

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2012

Via E-mail
Mr. Darren Marks
Principal Executive Officer
DNA Brands, Inc.
506 NW 77th Street
Boca Raton, FL 33487

>**Re: DNA Brands, Inc.**
>**Forms 10-K and 10-K/A for the fiscal year ended December 31, 2011**
>**Filed April 13, 2012 and September 25, 2012, respectively**
>**File No. 000-53086**

Dear Mr. Marks:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert S. Littlepage for

Assistant Director
Larry Spirgel